EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

October 13, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Matthew Crisipno

Re:	Pacific Special Acquisition Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-206435) (the "Registration Statement")

Dear Mr. Crispino:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Pacific Special Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated October 13, 2015, were distributed on or about October 13, 2015, as follows:

238  to individual investors;

335  to FINRA members (which included 49 prospective underwriters and selected dealers); and

 50   to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated October 13, 2015, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO